SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

August 2, 2019

BY HAND AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:       Amanda Ravitz

Re:	SmileDirectClub, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 12, 2019
CIK No. 0001775625

On behalf of our client, SmileDirectClub, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2019 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 12, 2019 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by hand three copies of the Amendment marked to show changes from the July 12, 2019 confidential submission.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Our Company, page 1

1.                                      We note your response to our prior comments one and three. Please revise your disclosure to clarify the connection between the percentage of the population you indicate suffers from malloclusion (85%) and your anticipated market opportunity. In revising your disclosure, please ensure that you have clearly indicated how you determined the size of the direct-to-consumer clear aligner market and your current share of that market (95%) and how your estimate that you can address 90% of malloclusion types relates to your calculation of addressable market, if at all.

In response to the Staff’s comment, the Company has added disclosure on pages 1, 2, 76, 91 and 92 of the Amendment to further describe the computation of its market size, share, and opportunity.

2.                                      Please expand your disclosure regarding Net Promoter score to explain how you calculate your score and whether this calculation is done in the same way as the calculation for the entire dental industry. Also, clarify whether 100,000 member reviews represent unique members, particularly in light of your disclosure that you have helped 10,000 members. Also, specify whether your Facebook and Instagram references are unique likes/followers.

In response to the Staff’s comment, the Company has added disclosure on page iii of the Amendment explaining its Net Promoter Score calculation and clarifying that this calculation is consistent with the calculation of the NPS for the entire dental industry cited in the Registration Statement.

The Company respectfully advises the Staff that its 100,000 member reviews represent unique members. The Company has helped a total of over 675,000 members (updated from 500,000) across all 50 U.S. states, Puerto Rico, and Canada, including over 15,000 members (updated from 10,000) in Canada alone.

The Company respectfully advises the Staff that each of its Facebook likes and Instagram followers represents a unique account and, to its knowledge, any given individual typically has only one account on each of these platforms.

3.                                      We note your response to our prior comment number three. Please discuss how your “better is better” philosophy impacts the Smile Guarantee. Have you treated a significant number of cases of severe malocclusion and if so, what is the standard of applying the Smile Guarantee to those cases, where the result may be only a improved smile, rather than a “perfect” smile.

The Company respectfully advises the Staff that its “better is better” philosophy does not impact its Smile Guarantee, which is available to members with all types of malocclusion. The Company has helped a significant number of members with severe malocclusion improve their smiles.

For all members eligible for treatment, the treating doctor approves a draft treatment plan outlining how the member’s teeth will move throughout treatment. The member is provided this draft treatment plan with a 3D model of expected results. The member is then empowered to make their own decision of whether to proceed with treatment. Many members understand that they may achieve only partial correction nonetheless elect to pursue treatment. For instance, some members may move forward with treatment of only their top teeth.

Regardless of the scope of correction expected from treatment, if the member is not satisfied with their smile after having complied with their treatment plan, the treating doctor will evaluate the member’s results to determine if further improvement is possible with additional aligners. If further improvement is possible based on the treating doctor’s reevaluation, the member will be shipped additional aligners at no cost, pursuant to the Company’s Smile Guarantee. In the case of members with more severe malocclusion, further improvement may or may not be possible within the treatment parameters.

Note 1 - Summary of Significant Accounting Policies,

Revenue Recognition, page F-8

4.                                      We note your response comment 12 of our letter dated July 5, 2019. It was unclear to us from your response how you considered ASC 606-10-32-15, which appears to state that the significant financing component is determined based on the promised amount of consideration rather than the transaction price. Please tell us your consideration of this guidance. In addition, explain to us how the lack of collection of amounts related to financing (i.e., the time value of money on the value of the products provided to the customer) represents, in substance, a modification of the transaction price rather than a credit impairment.

The Company respectfully advises the Staff that the Company fully considered the guidance in ASC 606-10-32-15, including the requirement to determine the significant financing component based on the promised consideration in the contract. The Company determined the promised amount of consideration is the contractual price less the implicit price concession. This is the amount of consideration to which the Company will be entitled in exchange for the goods or services (i.e., aligners) promised in the contract in accordance with ASC 606-10-25-1.e, and is the amount of transaction price and corresponding accounts receivable that would be recognized prior to determining the significant financing component. The Company does not believe that it would be appropriate to determine the promised amount of consideration at an amount that would be greater than the amount determined in accordance with Step 1 of ASC 606 as this would be inconsistent with ASC 606 and would result in accreting the receivable to an amount that is greater than what the Company has determined it will collect from the customer.

General

5.                                      Consider providing drafts of expected exhibits if you are not able to file them with your next amendment, as we may need additional time to consider your disclosure in light of the exhibit filings. For example, it appears that you do not intend to include any material agreement exhibits, although your current disclosure around the terms of certain of your contractual arrangements is fairly general. For example, your standard arrangements with your network of dentists appears important to your business, as does the agreements you have with CVS, Walgreens, United Healthcare and Aetna, although the specific terms of these arrangements are unclear. Please advise whether you intend to file any of these agreements or to supplement your present disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of the Amendment to clarify the terms of these arrangements. The Company has updated the exhibit index of the Amendment to reflect the items expected to be filed as exhibits to the Registration Statement and is filing additional exhibits with this amendment and will provide drafts of other exhibits to the Staff supplementally. The Company respectfully advises the Staff that, for reasons described below, it does not expect to file the agreements the Staff notes above with CVS, Walgreens, United Healthcare, Aetna, or with the network of dentists.

First, the Company’s standard agreements with its network of orthodontists and general dentists are entered into in the ordinary course of business and are accordingly not required to be disclosed pursuant to Item 601(b)(10)(i)-(ii) of Regulation S-K.

Next, the Company considers its agreements with CVS and Walgreens to be similar to ordinary course agreements for other SmileShop locations. The Company is not obligated to open any SmileShops in CVS or Walgreens locations. The agreements provide a license to set up SmileShops in certain areas of the stores, similar to any other lease agreement for SmileShops, and the SmileShops placed inside CVS and Walgreens locations are fully modular and can be relocated with minimal expense. Accordingly, the Company does not view its agreements with CVS and Walgreens to be material agreements under Item 601(b)(10) of Regulation S-K.

Finally, the Company’s agreements with United Healthcare and Aetna are standard insurance contracts for coverage on an in-network basis, entered into in the ordinary course of business, similar to other providers of medical or dental devices.

* * * * *

Please contact me at (212) 735-3574 or David.Goldschmidt@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ David J. Goldschmidt

cc:	David Katzman, Chief Executive Officer and President, SmileDirectClub, Inc.
Marc Jaffe, Esq., Latham & Watkins LLP
Stelios Saffos, Esq., Latham & Watkins LLP